News Release

ALEXCO DISCOVERS EXTENSION OF BELLEKENO DEPOSIT,
FURTHER UNDERGROUND DRILLING PLANNED

November 30, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce that step-out surface exploration drilling conducted to the southwest of the newly commissioned Bellekeno Mine has successfully located high grade lead-silver mineralization approximately 130 meters down plunge from the existing Bellekeno resource. The Bellekeno deep drilling program was completed as part of Alexco’s planned 2010 25,000 meter drilling program in the Keno Hill Silver District in Canada’s Yukon Territory. The one drill hole for which assay results have been received targeted the silver rich “48” vein at depth and within a stratigraphic sequence not previously tested at Bellekeno. For these reasons, the Company attaches considerable significance to this new discovery.

Highlights

Complete assay results have been received from one of two holes drilled down plunge from the Bellekeno resource area. Results include the following:

o	DDH K10-260 cut an interval grading: 2,729.0 grams per tonne silver (79.6 ounces per ton), 0.472 grams per tonne gold, 52.16% lead and 6.29% zinc over 0.40 meters from 508.15 to 508.55 meters within a wider interval grading 690.1 grams per tonne silver (20.1 ounces per ton), 0.303 grams per tonne gold, 13.56% lead and 9.62% zinc over 1.91 meters from 508.15 to 510.06 meters.

2010 Bellekeno Surface Drilling – Deep Southwest Target

The 2010 Bellekeno deep drilling program focused on a distal but broad target developed in an untested stratigraphic zone with suspected structural conditions similar to that hosting silver-lead-zinc mineralization within the Bellekeno deposit. The successful hole penetrated the “48” vein approximately 130 meters down plunge from the southernmost zone of the existing resource. A companion hole to K10-260 has been recently completed to accurately ascertain the strike and dip of the newly discovered extension of the “48” vein. Assay results are not yet available for this hole.

Results from the deep surface drilling are currently being used to guide approximately 160 meters of underground development off the “800 level” (deepest active level in the existing mine). This new development will serve as a drill platform for close spaced definition drilling and, if warranted, calculation of additional resource in the area of the new discovery. The current resource at the Bellekeno Mine stands at 401,000 tonnes grading 921 grams silver, 9.4% lead and 6.5% zinc as outlined in 2009 (see news release dated November 11, 2009 entitled “Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs – Initiation of Construction Approved”).

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

2010 Bellekeno Surface Drilling – 99 Zone “Up Plunge” Target

A separate phase of surface exploration drilling at Bellekeno, designed to test the “up plunge” extension of the existing resource in the area of the 99 Zone, was also completed. This program, located approximately 800 meters northeast of the deep southwest target, consisted of three shallow drill holes all of which intersected the “48” and “50” veins where anticipated. Mineralization consisted mainly of oxidized siderite with local sub-ore grade silver intercepts.

The surface drill programs at Bellekeno complement an ongoing 5,000 meter underground exploration drill program testing potential down dip extensions of the 99 and Southwest resource zones. Results from this work will be used to update the current resource estimate planned for the second quarter of calendar 2011.

A composite table listing those 2010 Bellekeno surface drill holes having complete assay results is available for review along with a long section showing drill hole pierce points on the “48” vein on the Company website at www.alexcoresource.com.

Notes

True widths have not yet been determined for the above reported drill intercepts.

The 2010 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. Drill core samples were shipped to either Agat Labs or ALS Minerals Labs at Whitehorse, Yukon Territory for preparation, with fire assay and multi-element ICP analyses done at either Agat Labs facility at Mississauga, Ontario or ALS Minerals facility in North Vancouver, British Columbia. The scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and verified by Mr. Dodd.

Continued 2010 District Exploration

Alexco continues exploration work within the Keno Hill district with ongoing surface core drilling at the historical Husky mine area. Core drilling programs for 2010 have been completed in the areas of the historical Lucky Queen, Silver King, Onek, Galkeno and Bermingham mines and the Flame & Moth prospect located adjacent to the new Bellekeno mill. A reverse circulation drill program in the McQuesten Valley, designed mainly to capture stratigraphic information, was also completed earlier this month.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.